APPENDIX C: INVESTMENT DOCUMENTS

INVESTOR ACKNOWLEDGEMENT

The undersigned (the "**Investor**") desires to participate in an offering of equity securities being conducted through the FlashFunders™ online platform located at www.flashfunders.com (the "**Platform**") operated by FlashFunders, Inc. (collectively, with its subsidiaries and affiliates, "**FlashFunders**"). All capitalized terms not expressly defined in this Investor Acknowledgement shall have the respective meanings ascribed to them in the Terms of Use located on the Platform (as amended or supplemented from time to time, the "**Terms of Use**"). As a material inducement to FlashFunders to allow the Investor to participate in the Offering, the Investor hereby agrees as follows:

1. **Defined Terms**. As used herein, the following terms have the following meanings:

   (a) "**Flash CF Offering**" means an Offering being conducted pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding.

   (b) "**Offering Statement**" means a Form C: Offering Statement for the Flash CF Offering.

   (c) "**Regulation Crowdfunding**" means the rules and regulations promulgated under Section 4(a)(6) of the Securities Act.

2. **Representations, Warranties and Covenants**. With respect to the Offering, the Investor hereby acknowledges and agrees that:

   (a) **Terms of Use**. The Investor has read through and agrees to the Terms of Use (including, without limitation, the manner in which FlashFunders is compensated in connection with the Offering). The Investor understands that by using the Platform, the Investor is providing electronic consent to the Terms of Use.

   (b) **Review of Materials**. The Investor has carefully and thoroughly reviewed, and understands, the terms of the Offering and the related investment documents (including, if applicable, the Offering Statement).

   (c) **Investor Information**. All information provided by Investor through the Platform (including, without limitation, with respect to any Flash CF Offering, Investor's (and Investor's spouse if applicable) annual income, net worth and prior Regulation Crowdfunding investment activity) is complete, accurate and true in all respects. In the event that the annual income or net worth of Investor's spouse was included in the annual income or net worth provided by Investor in connection with a Flash CF Offering, Investor hereby represents and warrants that Investor's and Investor's spouse's aggregate Regulation Crowdfunding investment activity does not exceed the investment limits set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) <u>Reliance</u>. FlashFunders is entitled to rely on all representations and warranties of the Investor made in any investment documents or otherwise provided in connection with the Offering.

(e) <u>Own Advisors; Diligence</u>. The Investor has been advised to, and has, consulted with the Investor's own legal, financial and tax advisors in connection with making a determination to invest in the Offering. The Investor has performed the Investor's own due diligence on the Issuer and the Offering, and has had an opportunity to ask questions and receive information from the Issuer regarding its business and the Offering.

(f) <u>No Endorsement</u>. Unless specifically stated otherwise, FlashFunders does not recommend or endorse the Issuer or the Offering.

(g) <u>Educational Materials; Investment Risk</u>. The Investor has reviewed the educational materials posted on the Platform and understands that the entire amount of the Investor's investment may be lost. The Investor is in a financial condition to bear the loss of such investment.

(h) <u>No Assurances; Termination of Offering</u>. FlashFunders can make no assurance that any Offering will be successful or that the Issuer will receive any minimum or target investment in such Offering. Furthermore, FlashFunders has the right, without any liability to the Investor, to deny the Investor access to the Platform or terminate any Offering at any time and for any or no reason.

(i) <u>Promoters</u>. Any person (i) who promotes an Issuer's Flash CF Offering for compensation, whether past or prospective, or (ii) who is a founder or an employee of an Issuer that engages in promotional activities on behalf of the Issuer on the Platform in connection with a Flash CF Offering, must clearly disclose in all communications on the Platform, respectively, the receipt of the compensation and that he, she or it is engaging in promotional activities on behalf of the Issuer.

(j) <u>Electronic Delivery</u>. The Investor hereby agrees to the use of electronic communication in order to enter into contracts, place orders and create other records and to the electronic delivery of notices, policies and records of transactions initiated or completed in connection with the Offering.

3. ACH Authorization. The Investor authorizes FundAmerica Securities, LLC ("**FundAmerica**"), its agents or assignees, to electronically debit Automated Clearing House ("**ACH**") transactions out of the Investor's bank account that the Investor provided to FlashFunders through the Platform for the Investor's investment commitment. The Investor understands that because this is an electronic transaction, these funds will be withdrawn from the Investor's account on or after the date of the Investor's signature to this Investor Acknowledgement. The Investor will not dispute FundAmerica debiting the Investor's bank account, so long as the transaction corresponds to the terms in the Offering and the related investment documents. If a return payment is required under the terms of the Offering and the related investment documents, the Investor hereby authorizes FundAmerica to make a one-time payment to the Investor by wire or ACH credit in the amount of the return payment. The Investor understands that ACH is only available if approved by FundAmerica and can be made to a United States bank only. If return payment is made by ACH, the Investor acknowledges that the origination of ACH transactions to the Investor's account must comply with United States law. The Investor further agrees that if the Investor's ACH or wire information changes between the date of the Investor's signature of this Investor Acknowledgement and the date of return payment, the Investor is responsible for updating such information no later than five days prior to the return payment date. The Investor further acknowledges and agrees that if an ACH attempt is unsuccessful for any reason, FundAmerica will make such return payment by wire.

4. **Indemnification**. The Investor agrees to indemnify, hold harmless and defend the Indemnified Parties at the Investor's expense, against any and all claims, actions, proceedings, and suits and all related liabilities, damages, settlements, penalties, fines, costs and expenses and costs and expenses of investigations (including, without limitation, reasonable attorneys' fees and other dispute resolution expenses) incurred by any Indemnified Party arising out of or relating to the Investor's breach of any representation, warranty or covenant, or any of its obligations, under this Investor Acknowledgement or any of the offering documents.

5. **Incorporation by Reference**. The Terms of Use (including, without limitation, Sections 19 (Disclaimer of Warranties), 20 (Limitation of Liability; Sole and Exclusive Remedy), 22 (Dispute Resolution and Governing Law) and 23 (Binding Arbitration)) are hereby incorporated into this Investor Acknowledgement by this reference.

6. **Conflict**. In the event of any conflict between this Investor Acknowledgement and the Terms of Use, this Investor Acknowledgement shall govern.

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IN WITNESS WHEREOF, the Investor has executed this Investor Acknowledgement as of the day and year set forth below.

INVESTOR:

By:_____

Name:_____

Title (if applicable):_____

Date:_____

IN WITNESS WHEREOF, FlashFunders has executed this Investor Acknowledgement as of the day and year set forth below.

ACKNOWLEDGED AND ACCEPTED:

FLASHFUNDERS, INC.

By:_____
Name:_ Vincent Bradley_____
Title:__ CEO_____
Date:_____

ALUGUEST INC.

MEMORANDUM OF TERMS FOR
FLASH CONVERTIBLE SECURITIES

This Memorandum of Terms represents only the current thinking of the parties with respect to certain of the major issues relating to the proposed private offering and does not constitute a legally binding agreement. This Memorandum of Terms does not constitute an offer to sell or a solicitation of an offer to buy securities in any state where the offer or sale is not permitted.

THE OFFERING

Issuer:	ALUGUEST INC., a Delaware corporation (the "**Company**").
Securities:	Flash Convertible Securities ("**Flash Convertible Securities**").
Exemption:	The Flash Convertible Securities are being offered and sold (the "**Offering**") to investors that are acceptable to the Company ("**Investors**") pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and the rules and regulations promulgated thereunder.
Platform:	The Offering is being conducted through the FlashFunders™ online platform located at www.flashfunders.com (the "**Platform**") operated by FlashFunders, Inc. (collectively, with its subsidiaries and affiliates, "**FlashFunders**").
Offering Commencement Date:	October 11, 2016.
Target Offering Amount:	$50,000
Offering Deadline:	The later of (a) 5:00 p.m. (Los Angeles time) on January 14, 2017 and (b) the end of any Reconfirmation Period (defined below).
Cancellation Deadline:	5:00 p.m. (Los Angeles time) on January 12, 2017.
Funding Deadline:	5:00 p.m. (Los Angeles time) on January 19, 2017.
Maximum Offering Amount:	$100,000.
Concurrent Offering:	Concurrently with the Offering, the Company has authorized the offer and sale of up to an aggregate of $1,000,000 of Flash Convertible Securities to be sold to certain purchasers acceptable to the Company pursuant to Rule 506(c) and/or Regulation S promulgated under the Securities Act (collectively, the "**Accredited Investor Offerings**" and together with the Offering, collectively, the "**Offerings**"), which Accredited Investor Offerings are being conducted, in whole or in part, through the Platform.

OFFERING SUBSCRIPTIONS AND CLOSING

Subscriptions:

The Company has the right to accept or reject any subscription, in whole or in part, for any reason. Each Investor may cancel such Investor's subscription at any time and for any reason up until the Cancellation Deadline. Unless there is a Material Change or an Early Closing (each defined below), after the Cancellation Deadline each Investor's subscription shall be irrevocable by such Investor and shall survive the death or disability of such Investor.

Oversubscriptions:

The Company may accept subscriptions from Investors for Flash Convertible Securities having an aggregate investment amount in excess of the Target Offering Amount up to the Maximum Offering Amount. All such subscriptions shall be accepted by the Company through the Platform in the Company's sole discretion.

Investment Amount:

Each Investor shall deliver to the Company such Investor's purchase price for a Flash Convertible Security (the "**Investment Amount**") by wire transfer or other electronic funds transfer in accordance with the Company's instructions as provided on the Platform prior to the later of (a) the Offering Deadline and (b) 5:00 p.m. (Los Angeles time) on the second business day following the date of such Investor's subscription. Funds for the investment amount will be held in an escrow account established by the Company through the Platform (the "**Escrow Account**").

Material Change:

If there is a material change to the terms of the Offering or to the information provided by the Company in connection therewith (a "**Material Change**"), FlashFunders will send to each Investor notice (a) of such Material Change and (b) that such Investor's subscription will be cancelled unless such Investor reconfirms such subscription within five business days of such Investor's receipt of such notice (the "**Reconfirmation Period**"). If any Investor fails to reconfirm such Investor's subscription within the Reconfirmation Period, (y) such subscription will be cancelled automatically and (z) FlashFunders will (i) send to such Investor, within five business days after the Reconfirmation Period, a notification that such subscription was cancelled, the reason for such cancellation and the refund amount that such Investor is expected to receive, and (ii) direct the refund of such Investor's subscription.

Cancelled Subscriptions:

If any Investor's subscription is cancelled, such subscription shall be refunded to such Investor.

Closing:	The closing of the sale and purchase of Flash Convertible Securities in the Offering (the "**Closing**") shall take place through the Platform within five business days after the Offering Deadline (the "**Closing Date**"). The Closing is conditioned, among other things, upon the satisfaction of all of the following conditions: (a) prior to the Offering Deadline, the Company has received aggregate subscriptions from all Investors for Flash Convertible Securities having an aggregate investment amount of at least the Target Offering Amount; and (b) prior to the Funding Deadline, the Company has received into the Escrow Account in cleared funds, and is accepting, aggregate subscriptions from all Investors for Flash Convertible Securities having an aggregate investment amount of at least the Target Offering Amount.
Early Closing:	The Company may effect the Closing (an "**Early Closing**") prior to the Offering Deadline (such earlier Closing Date, the "**Early Closing Date**") if, among other things, all of the following conditions are satisfied: (a) the Early Closing Date is at least 21 days after the Offering Commencement Date; (b) FlashFunders provides notice (the "**Early Closing Notice**") to each Investor of (i) the Early Closing Date, (ii) the right of the Investors to cancel their subscriptions at any time and for any reason up until 48 hours prior to the Early Closing Date, and (iii) whether the Company will continue to accept subscriptions under the Offering during such 48-hour period; and (c) at the time of the Early Closing, the Company has received into the Escrow Account in cleared funds, and is accepting, subscriptions from all Investors for Flash Convertible Securities having an aggregate investment amount of at least the Target Offering Amount.
No Closing:	If (a) at the Offering Deadline, the Company fails to receive subscriptions from all Investors for shares of Flash Convertible Securities having an aggregate investment amount of at least the Target Offering Amount; (b) at the Funding Deadline, the Company fails to receive in cleared funds, or is not accepting, subscriptions from all Investors for Flash Convertible Securities having an aggregate investment amount of at least the Target Offering Amount; or (c) the Company terminates the Offering or is otherwise unable to effect the Closing, (y) each Investor's subscription will be cancelled automatically and (z) FlashFunders will, within five business days thereafter, direct the refund of such subscription to such Investor.

TERMS OF THE FLASH CONVERTIBLE SECURITIES

Maturity Date:	means the date that is 24 months following the Date of Issuance.

Qualified Equity Financing:	Company Preferred Stock ("**Preferred Stock**") financing of at least $500,000.
Discount Conversion Price:	Lesser of (a) a $3,000,000 valuation cap (obtained by dividing $3,000,000 by the Company's fully diluted capitalization) (the "**Valuation Cap**"); and (b) 70% of the price per share paid by the other purchasers in a Qualified Equity Financing.
Automatic Conversion:	In the event the Company consummates a Qualified Equity Financing prior to a Company change of control or other liquidation event or a Maturity Conversion, the Investment Amount shall automatically convert into shares of the Company's Common Stock ("**Common Stock**") and Preferred Stock sold in the Qualified Equity Financing at the Discount Conversion Price. The total number of shares issuable upon such conversion shall be determined by dividing the Investment Amount by the Discounted Conversion Price (the "**Total Number of Shares**"). The Total Number of Shares shall consist of (a) that number of shares of Preferred Stock obtained by dividing (i) the Investment Amount by (ii) the price per share paid by other purchasers in the Qualified Equity Financing (the "**Number of Preferred Stock**") and (b) that number of shares of Common Stock equal to the Total Number of Shares minus the Number of Preferred Stock.
Maturity Conversion:	In the event the Company does not consummate (a) a Qualified Equity Financing or (b) a Company change of control or other liquidation event prior to the Maturity Date, then at the election of the holder, the Investment Amount shall convert into shares of Common Stock at a price per share determined based on the Valuation Cap.
Liquidation Event:	If the Company consummates a Company change of control or other liquidation event prior to a Qualified Equity Financing or a Maturity Conversion, then, upon the election of the Investor, either (a) the Investor shall receive a payment equal to 100%% the Investment Amount, or (b) the Investment Amount shall convert into shares of Common Stock at the Valuation Cap.
Restricted Securities:	The Flash Convertible Securities will be "restricted securities" for purposes of federal and state securities laws, and (in addition the restrictions set forth in the definitive documents) may only be transferred pursuant to an effective registration or valid exemption from registration. Furthermore, no Investor may transfer all or any portion of the Flash Convertible Security for one year after the date that such Investor purchased such Flash Convertible Security unless such Flash Convertible Security is transferred: (a) without consideration to certain of such Investor's family members, to a trust controlled

by such Investor or to a trust created for the benefit of such Investor or certain of such Investor's family members; (b) to persons or entities that are confirmed by the Company as "accredited investors" (as defined in Rule 501 promulgated under the Securities Act); (c) to the Company; or (d) as part of an offering registered with the Securities and Exchange Commission.

Amendments: The terms and conditions of the Flash Convertible Securities may be amended or waived with written consent of the Company and holders of Flash Convertible Securities offered and sold in the Offerings having a majority of the outstanding investment amounts of all Flash Convertible Securities offered and sold in the Offerings.

DISPUTE RESOLUTION

Governing Law: Investment documents will be governed by Delaware law.

Arbitration; Waiver of Class Actions Claims: Subject to limited exceptions, all claims relating to the investment in the Company will be subject to resolution by mandatory, binding arbitration. Claims may be brought only individually, and not as a class action or similar claim.

ALUGUEST INC.

FLASH CONVERTIBLE SECURITY SUBSCRIPTION AGREEMENT

THIS FLASH CONVERTIBLE SECURITY SUBSCRIPTION AGREEMENT (this "**Agreement**") is made as of the date set forth on the signature page below, by and between ALUGUEST INC., a Delaware corporation (the "**Company**"), and the investor set forth on the signature page below ("**Investor**").

RECITALS

A. The Company has authorized the offer and sale of up to an aggregate investment amount of $100,000 (the "**Maximum Offering Amount**") of Flash Convertible Securities (collectively, the "**Flash Convertible Securities**"), to be sold to certain purchasers acceptable to the Company (the "**Offering**"), which Offering is being conducted through the FlashFunders™ online platform located at www.flashfunders.com (the "**Platform**") operated by FlashFunders, Inc. (collectively, with its subsidiaries and affiliates, "**FlashFunders**");

B. The Flash Convertible Securities are being offered and sold pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and the rules and regulations promulgated thereunder ("**Regulation Crowdfunding**");

C. Concurrently with the Offering, the Company has authorized the offer and sale of up to an aggregate of $1,000,000 of Flash Convertible Securities to be sold to certain purchasers acceptable to the Company pursuant to Rule 506(c) and/or Regulation S promulgated under the Securities Act (collectively, the "**Accredited Investor Offerings**"), which Accredited Investor Offerings are being conducted, in whole or in part, through the Platform;

D. Prior to the Offering Commencement Date (as defined below), the Company filed (or caused to be filed) with the Securities Exchange Commission (the "**Commission**") a Form C: Offering Statement for the Offering (together, with any amendments thereto or progress updates filed in connection therewith, collectively, the "**Offering Statement**");

E. The form of Flash Convertible Security is attached to this Agreement as <u>Exhibit A</u>;

F. Investor desires to purchase a Flash Convertible Security (the "**Flash Convertible Security**") on the terms set forth in this Agreement; and

G. This Agreement is entered into as part of a series of similar agreements (collectively with this Agreement, the "**Subscription Agreements**") pursuant to which the Company will sell and issue the Flash Convertible Securities in the Offering to the persons listed on the signature pages of such Subscription Agreements (collectively with Investor, the "**Flash Investors**").

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. **Defined Terms**. As used in this Agreement, the following terms shall have the meanings set forth below:

(a) "**Business Day**" means any day except Saturday, Sunday or any other day on which commercial banks located in Los Angeles, California are authorized or required by applicable law to be closed for business.

(b) "**Cancellation Deadline**" means 5:00 p.m. (Los Angeles time) on January 12, 2017.

(c) "**Common Stock**" means the Common Stock of the Company.

(d) "**Financing Documents**" means any agreements relating to the purchase and sale of the Conversion Shares (as defined below) as well as registration rights, co-sale rights, rights of first refusal, rights of first offer and voting rights, if any, relating to such Conversion Shares.

(e) "**Funding Deadline**" means 5:00 p.m. (Los Angeles time) on January 19, 2017.

(f) "**Incentive Pool Shares**" means a total of 0 shares of Common Stock authorized for issuance to employees, consultants and directors pursuant to one or more equity incentive plans that are either currently adopted or to be adopted as soon as practicable following the Closing (defined below).

(g) "**Investment Amount**" means the investment amount of the Flash Convertible Security subscribed for by Investor pursuant to this Agreement as indicated on the signature page hereto.

(h) "**Offering Commencement Date**" means October 11, 2016.

(i) "**Offering Deadline**" means the later of (i) 5:00 p.m. (Los Angeles time) on January 14, 2017 and (ii) the end of any Reconfirmation Period (defined below).

(j) "**Target Offering Amount**" means $50,000.

2. **Subscription; Cancellations; Acceptance**.

(a) **Subscription**.

(i) **Subscription**. Subject to the terms and conditions hereof, Investor hereby subscribes for and agrees to purchase from the Company the Flash Convertible Security for the Investment Amount. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf in accordance with <u>Section 2(c)</u>. No investor may subscribe for a Flash Convertible Security in the Offering after the Offering Deadline.

        (ii)   **<u>Investment Amount</u>**. Prior to the later of (A) the Offering Deadline and (B) 5:00 p.m. (Los Angeles time) on the fifth Business Day following the date of Investor's signature to this Agreement set forth on the signature page below, Investor shall deliver to the Company the Investment Amount by wire transfer or other electronic funds transfer in accordance with the Company's instructions as provided on the Platform. Funds for the Investment Amount will be held in an escrow account established by the Company through the Platform (the "**Escrow Account**") and released to the Company at the discretion of the Company in accordance with <u>Section 3</u> and subject to the terms and conditions of the escrow agreement related to the Escrow Account (the "**Escrow Agreement**"), this Agreement and the Platform Terms of Use.

        (iii)   **<u>Oversubscriptions</u>**. The Company may accept subscriptions from the Flash Investors for the Flash Convertible Securities for an aggregate investment amount in excess of the Target Offering Amount so long as the aggregate investment amount of all subscriptions accepted by the Company in the Offering does not exceed the Maximum Offering Amount. All such subscriptions shall be accepted by the Company through the Platform in the Company's sole discretion.

        (b)   **<u>Cancellation</u>**.

        (i)   **<u>Cancellation Deadline</u>**. Investor may cancel this subscription at any time and for any reason up until the Cancellation Deadline. Except as set forth in <u>Sections 2(b)(ii)</u> and <u>3(c)</u>, Investor agrees that after the Cancellation Deadline this subscription shall be irrevocable by Investor and shall survive the death or disability of Investor.

        (ii)   **<u>Material Change</u>**. If there is a material change to the terms of the Offering or to the information provided by the Company in connection therewith, the Company shall direct FlashFunders to send to Investor notice (A) of such material change and (B) that Investor's subscription will be cancelled unless Investor reconfirms such subscription within five Business Days of Investor's receipt of such notice (the "**Reconfirmation Period**"). If Investor fails to reconfirm Investor's subscription within the Reconfirmation Period, (Y) such subscription will be cancelled automatically and (Z) the Company shall direct FlashFunders to (I) send to Investor, within five Business Days after the Reconfirmation Period, a notification that such subscription was cancelled, the reason for such cancellation and the refund amount that Investor is expected to receive, and (II) refund of such subscription to Investor.

        (iii)   **<u>Cancelled Subscriptions</u>**. If Investor's subscription is cancelled, such subscription shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

        (c)   **<u>Acceptance</u>**. Investor acknowledges that the Company has the right to accept or reject this subscription, in whole or in part, for any reason, and that this subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and delivered to Investor. Upon rejection of the subscription under this Agreement for any reason, such subscription shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received, and this Agreement shall be deemed to be null and void and of no further force or effect.

3. **Closing**.

(a) **Closing**. Subject to this Section 3(b) and Section 3(c), the closing of the sale and purchase of the Flash Convertible Securities pursuant to the Subscription Agreements (the "**Closing**") shall take place through the Platform within five Business Days after the Offering Deadline (the "**Closing Date**").

(b) **Closing Conditions**. Subject to Section 3(c), the Closing is conditioned upon satisfaction of all of the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions from Flash Investors for Flash Convertible Securities having an aggregate investment amount of at least the Target Offering Amount;

(ii) prior to the Funding Deadline, the Company shall have received into the Escrow Account in cleared funds, and is accepting, aggregate subscriptions from Flash Investors for Flash Convertible Securities having an aggregate investment amount of at least the Target Offering Amount; and

(iii) Investor has delivered to the Company an executed copy of the Mutual Agreement to Arbitrate and Waiver of Class Action Class attached to this Agreement as Attachment 1 (the "**Arbitration Agreement**").

(c) **Early Closing**. The Company may effect the Closing (an "**Early Closing**") prior to the Offering Deadline (such earlier Closing Date, the "**Early Closing Date**") if all of the following conditions are satisfied:

(i) the Early Closing Date is at least 21 days after the Offering Commencement Date;

(ii) FlashFunders provides notice (the "**Early Closing Notice**") to the Investor of (A) the Early Closing Date, (B) the right of investors in the Offering to cancel their subscriptions at any time and for any reason up until 48 hours prior to the Early Closing Date, and (C) whether the Company will continue to accept subscriptions under the Offering during such 48-hour period;

(iii) FlashFunders provides the Early Closing Notice to the other Flash Investors and any potential Flash Investor;

(iv) the Early Closing Date is scheduled for and occurs at least five Business Days after the Early Closing Notice is provided by FlashFunders;

(v) at the time of the Early Closing, the Company has received into the Escrow Account in cleared funds, and is accepting, subscriptions from Flash Investors for Flash Convertible Securities having an aggregate investment amount of at least the Target Offering Amount; and

(vi) Investor has delivered to the Company an executed copy of the Arbitration Agreement.

As used herein, the term "**Closing**" shall apply to an Early Closing, if applicable, and the term "**Closing Date**" shall apply to an Early Closing Date, if applicable.

(d) **Uncertificated Shares**. The Conversion Shares may be issued as uncertificated securities and, if so issued, would constitute book-entry securities. Accordingly, no stock certificates representing the Conversion Shares would be issued and such stock certificates would not be available for physical delivery. Share records would be centralized and recorded electronically in a system managed by the Company's transfer agent.

(e) **No Closing**. If (i) at the Offering Deadline, the Company fails to receive subscriptions from Flash Investors for Flash Convertible Securities having an aggregate investment amount of at least the Target Offering Amount; (ii) at the Funding Deadline, the Company fails to receive in cleared funds, or is not accepting, subscriptions from Flash Investors for Flash Convertible Securities having an aggregate investment amount of at least the Target Offering Amount; or (iii) the Company terminates the Offering or is otherwise unable to effect the Closing pursuant to this Agreement, (1) Investor's subscription will be cancelled automatically and (2) FlashFunders will, within five Business Days thereafter, (A) send to Investor a notification of such cancellation, the reason for such cancellation and the refund amount that Investor is expected to receive, and (B) direct the refund of such subscription to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received, and without accrued interest with respect to any money received.

4. **Representations and Warranties of Investor**. Investor hereby represents and warrants to the Company and to FlashFunders, as of the date hereof and as of the Closing Date, as follows:

(a) **Authorization; Binding Obligations**. Investor has all necessary power and authority to execute and deliver this Agreement and to carry out its provisions. All action on Investor's part required for the lawful execution and delivery of this Agreement has been taken. Upon its execution and delivery, this Agreement will be a valid and binding obligation of Investor, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) **Investor Information**. All information provided by Investor through the Platform (including, without limitation, Investor's (and Investor's spouse if applicable) annual income, net worth and prior Regulation Crowdfunding investment activity) is complete, accurate and true in all respects. In the event that the annual income or net worth of Investor's spouse was included in the annual income or net worth provided by Investor, Investor hereby represents and warrants that Investor's and Investor's spouse's aggregate Regulation Crowdfunding investment activity does not exceed the investment limits set forth in Rule 100(a)(2) of Regulation Crowdfunding.

      (c)   **Investment Intent**. Investor is obtaining the Flash Convertible Security and any shares of capital stock of the Company to be issued to Investor upon conversion of the Flash Convertible Security (the "**Conversion Shares**") for Investor's own account, and Investor has no present intention of distributing or selling the Flash Convertible Security or the Conversion Shares except as permitted under the Securities Act and applicable state securities laws.

      (d)   **Investment Risk**. Investor understands and acknowledges that (i) the Company has a limited financial and operating history and that an investment in the Company is highly speculative and involves substantial risks, (ii) the entire amount of Investor's investment may be lost, (iii) Investor is in a financial condition to bear the loss of Investor's investment, (iv) there are restrictions on Investor's ability to cancel Investor's subscription hereunder and obtain a return of Investor's investment, (v) it may be difficult for Investor to resell the Flash Convertible Security and Conversion Shares and (vi) investing in the Flash Convertible Security involves risk, and Investor should not invest any funds in the Offering unless Investor can afford to lose the entire amount of Investor's investment.

      (e)   **Access to Information**. Investor acknowledges that Investor has reviewed and understands the contents of the Offering Statement and the educational materials posted on the Platform. Investor has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company. Investor has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Investor believes that it has received all the information Investor considers necessary or appropriate for deciding whether to purchase the Flash Convertible Security and the Conversion Shares. Investor understands that such discussions, as well as any information issued by the Company, were intended to describe certain aspects of the Company's business and prospects, but were not necessarily a thorough or exhaustive description. Investor acknowledges that any business plans, investor presentations or projections prepared by the Company have been, and continue to be, subject to change and that any projections included in such materials or otherwise are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the projections will not materialize or will vary significantly from actual results.

      (f)   **Restricted Securities**. Investor is aware that neither the Flash Convertible Security nor any Conversion Shares have been registered under the Securities Act, and that the Flash Convertible Security and the Conversion Shares are deemed to constitute "restricted securities" under Rule 144 promulgated under the Securities Act ("**Rule 144**"). Investor also understands that the Flash Convertible Security is being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Investor's representations contained in this Agreement.

(g) **Limited Resale**. Investor understands that the Flash Convertible Security and, if issued, the Conversion Shares, must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Investor has been advised or is aware of the provisions of Rule 144, as in effect from time to time, which permit limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the resale occurring following the required holding period under Rule 144.

(h) **Transfer Restrictions**. Investor acknowledges and agrees that the Flash Convertible Security is subject to the restrictions on transfer set forth in the Flash Convertible Security.

(i) **Opportunity to Review**. Investor has reviewed this Agreement in its entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of this Agreement and the Flash Convertible Security.

(j) **Own Advisors**. Investor acknowledges that Investor is not relying on any statements or representations of the Company, FlashFunders, or their respective agents, for legal, financial, or tax advice with respect to this investment or the transactions contemplated by this Agreement. Investor has reviewed with Investor's own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. With respect to such matters, Investor is relying solely on such advisors and not on any statements or representations of the Company, FlashFunders or any of their respective agents, whether written or oral. Investor understands that it (and not the Company) shall be responsible for Investor's own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

(k) **Foreign Investors**. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor represents that Investor has satisfied Investor as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Flash Convertible Security or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Flash Convertible Security, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained in connection with such purchase, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Flash Convertible Security. The Company's offer and sale and Investor's subscription and payment for and continued beneficial ownership of the Flash Convertible Security will not violate any applicable securities or other laws of Investor's jurisdiction.

(l) **Investor Address**. Investor resides in the state or province identified in the address of Investor set forth on the signature page hereto.

5. **Representations and Warranties of the Company**. The Company hereby represents and warrants to and agrees with Investor and FlashFunders that, except as set forth on the Schedule of Exceptions attached hereto as Exhibit B (if any), each of the following statements is true and correct on the date hereof and, if this subscription is accepted by the Company in whole or in part, will be true and correct on the Closing Date:

(a) **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing and in good standing under, and subject to, the laws of the State of Delaware. The Company has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Agreement, to issue and sell the Flash Convertible Security and the Conversion Shares and to carry out the provisions of this Agreement.

(b) **Capitalization**.

(i) Immediately prior to the Closing, the authorized capital stock of the Company will be as set forth in the Company's Certificate of Incorporation then in effect (the "**Charter**"). The capitalization table attached to this Agreement as Exhibit C (the "**Cap Table**") sets forth, as of the date indicated thereon, the number of outstanding shares of capital stock of each class or series of shares of the Company outstanding on such date.

(ii) In addition to the outstanding shares of capital stock set forth on the Cap Table, as of the Closing the Company has reserved:

(A) the Incentive Pool Shares; and

(B) the shares, if any, set forth on the Cap Table as reserved for issuance upon exercise of the outstanding warrants, convertible notes or other equity securities of the Company set forth on the Cap Table.

(iii) The outstanding shares of capital stock of the Company shall have the rights, preferences, privileges and restrictions set forth in the Charter. The outstanding shares of capital stock of the Company have been duly authorized and validly issued in compliance in all material respects with applicable laws, and are fully paid and nonassessable.

(iv) The Conversion Shares, when issued, sold and delivered upon conversion of the Flash Convertible Security and applicable law, (A) will be validly issued, fully paid and nonassessable, and (B) will be free of any liens or encumbrances, other than (1) any liens or encumbrances created by or imposed upon Investor, (2) restrictions on transfer under applicable state and/or federal securities laws and (3) as set forth herein or in the Financing Documents.

(c) **Authorization; Binding Obligations**. Except for the authorization and issuance of the Conversion Shares issuable in connection with the conversion of the Flash Convertible Security, all corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization of this Agreement, the performance of all obligations of the Company hereunder on the Closing Date and the authorization, sale, issuance and delivery of the Flash Convertible Security pursuant hereto has been taken or will be taken prior to the Closing Date. This Agreement, when executed and delivered, will be valid and binding obligation of the Company enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and (ii) general principles of equity that restrict the availability of equitable remedies. The sale of the Flash Convertible Security hereunder and the subsequent conversion of the Flash Convertible Security into the Conversion Shares are not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with as of the date of such sale or conversion.

(d) **Compliance with Laws**. The Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company.

(e) **Offering Valid**. Assuming the accuracy of Investor's representations and warranties contained herein, the offer, sale and issuance of the Flash Convertible Security and the Conversion Shares will be exempt from the registration requirements of the Securities Act, and will have been registered or qualified (or will be exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws. Neither the Company nor any agent on its behalf has solicited or will solicit any offers to sell or has offered to sell or will offer to sell all or any part of the Flash Convertible Security to any person or persons so as to bring the sale of the Flash Convertible Security by the Company within the registration provisions of the Securities Act or any state securities laws.

(f) **Material Contracts**. All of the Company's agreements and contracts in effect as of the date of this Agreement involving aggregate payments to or from the Company in excess of $25,000 and all other contracts deemed material by the Company are, to the Company's knowledge, valid, binding and in full force and effect in all material respects, subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and the rules of law governing specific performance, injunctive relief and other equitable remedies.

(g) **Intellectual Property**. To the knowledge of the Company (without having conducted any special investigation or patent search), the Company owns or possesses or can obtain on commercially reasonable terms sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses (software or otherwise), information, processes and similar proprietary rights ("**Intellectual Property**") necessary to the business of the Company as presently conducted, the lack of which could reasonably be expected to have a material adverse effect on the Company. Except for agreements with its own employees or consultants, standard end-user license agreements, support/maintenance agreements and agreements entered in the ordinary course of the Company's business, there are no outstanding options, licenses or agreements relating to the Intellectual Property of the Company, and the Company is not bound by or a party to any options, licenses or agreements with respect to the Intellectual Property of any other person or entity. The Company has not received any written communication alleging that the Company has violated any of the Intellectual Property of any other person or entity.

(h) **Title to Properties and Assets; Liens**. The Company has good and marketable title to its properties and assets, and has good title to all its leasehold interests, in each case subject to no material mortgage, pledge, lien, lease, encumbrance or charge, other than

(i) liens for current taxes not yet due and payable, (ii) liens imposed by law and incurred in the ordinary course of business for obligations not past due, (iii) liens in respect of pledges or deposits under workers' compensation laws or similar legislation, and (iv) liens, encumbrances and defects in title which do not in any case materially detract from the value of the property subject thereto or have a material adverse effect on the Company, and which have not arisen otherwise than in the ordinary course of business.

(i)   **Compliance with Other Instruments**. The Company is not in violation of any material term of its Charter or bylaws (the "**Bylaws**"), each as amended to date, or, to the Company's knowledge, in any material respect of any term or provision of any material indebtedness, contract or agreement to which it is party which would have a material adverse effect on the Company. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations pursuant to this Agreement, and the issuance of the Flash Convertible Security and the Conversion Shares, will not result in any material violation of, or materially conflict with, or constitute a material default under, the Charter or Bylaws, each as amended to date.

(j)   **Tax Returns and Payments**. The Company has timely filed all material tax returns required to be filed by it with appropriate federal, state and local governmental agencies. These returns and reports are true and correct in all material respects. All taxes shown to be due and payable on such returns, any assessments imposed, and, to the Company's knowledge, all other taxes due and payable by the Company on or before the Closing have been paid or will be paid prior to the time they become delinquent.

(k)   **Litigation**.   There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (i) against the Company or (ii) against any officer, director, key employee or consultant of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

(l)   **No Disqualification Event**.   None of the Company, any of its predecessors, any affiliated issuer, any director, officer, general partner or managing member of the Company, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, any promoter connected with the Company in any capacity at the time of sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Flash Convertible Securities in the Offering (a "**Solicitor**"), nor any general partner, director, officer or managing member of any Solicitor (each, an "**Issuer Covered Person**") is subject to any of the "Bad Actor" disqualifications described in Rule 503(a)(1) to (8) of Regulation Crowdfunding (a "**Disqualification Event**"), except for a Disqualification Event covered by Rule 503(b) or (c) of Regulation Crowdfunding. The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event, including, without limitation, making, in the light of the circumstances, factual inquiry into whether any Disqualification Event exists. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 201(u) of Regulation Crowdfunding, and has furnished to each Investor and FlashFunders a copy of any disclosures provided thereunder.

(m) **Offering Limitations**.

(i) **Exclusivity**. The Company is conducting the Offering exclusively on the Platform. The Company is not conducting any concurrent offering of the Company's securities in reliance on Section 4(a)(6) of the Securities Act.

(ii) **Offering Limitations**. The aggregate amount of the Company's (together with all of its Affiliates') securities sold by the Company (or any of its Affiliates) in reliance on Section 4(a)(6) of the Securities Act during the 12-month period preceding the offer or sale of any Flash Convertible Securities in the Offering (including any Flash Convertible Securities authorized to be offered and sold in the Offering) does not exceed $1,000,000. For the purposes hereof, (A) "**Affiliate**" means any entity controlled by or under common control with the Company and any predecessor of the Company, and (B) "**control**" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise.

(iii) **Flash Investor Limitations**. To the Company's knowledge, (A) no Flash Investor has exceeded the aggregate amount of securities that such Flash Investor may purchase in reliance on Section 4(a)(6) of the Securities Act and (B) no Flash Investor would exceed such limits as a result of purchasing Flash Convertible Securities in the Offering.

(n) **No Reporting Company**. The Company is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended.

(o) **No Investment Company**. The Company is not (i) an "investment company" as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), or (ii) excluded from the definition of an "investment company" pursuant to Sections 3(b) or 3(c) of the Investment Company Act.

(p) **Reporting Compliance**. In the event that, prior to the Offering, the Company has sold any of its securities in reliance on Section 4(a)(6) of the Securities Act, the Company has timely filed with the Commission and provided to the Flash Investors, to the extent required, all annual reports required to be filed and delivered by the Company pursuant to Regulation Crowdfunding.

(q) **No Advertising**. Neither the Company, nor anyone acting on the Company's behalf, has, directly or indirectly, advertised any terms of the Offering except as permitted by Rule 204 of Regulation Crowdfunding.

(r) **Offering Statement**. The Company completed and timely filed the Offering Statement in compliance with the Securities Act and Regulation Crowdfunding. The Company shall timely file and provide to Investor and FlashFunders all amendments to the Offering Statement and progress updates required to be filed pursuant to the Securities Act and/or Regulation Crowdfunding (including, without limitation, the amendments and progress updates described in Rules 203(a)(2) and 203(a)(3) of Regulation Crowdfunding).

(s) **Business Plan**. The Company has a specific business plan. Such business plan does not indicate that the Company plans to engage in a merger or acquisition with an unidentified company or companies. A copy of such business plan is included in the Offering Statement.

        (t)   **Disclosure**. None of the information filed with the Commission by or on behalf of the Company (including the Offering Statement), or any of the information provided to FlashFunders or the Flash Investors (through the Platform or otherwise) by or on behalf of the Company, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make such statements not misleading in light of the circumstances under which they were made.

        (u)   **Additional Filings**. The Company shall timely file with the Commission all post-Closing forms and annual reports which the Company is required to file by the Securities Act and/or Regulation Crowdfunding (including, without limitation, the forms and annual reports described in Rules 202(a) and 203(b) of Regulation Crowdfunding). The Company shall make available all such post-Closing forms and annual reports in accordance with the Securities Act and Regulation Crowdfunding.

        6.   **Indemnification**. Investor hereby agrees to indemnify and hold harmless the Company, FlashFunders, and any of their respective officers, directors, controlling persons, equity holders, agents and employees (collectively, the "**Indemnified Parties**"), who is or may be a party or is or may be threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of or arising from any misrepresentation or misstatement of facts or omission to represent or state facts made by Investor to the Company or FlashFunders (or any agent or representative of any of them), or omitted by Investor, against any losses, damages, liabilities, penalties or expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by any Indemnified Party in connection with such action, suit or proceeding.

        7.   **Miscellaneous**.

        (a)   **Further Assurances**. The parties agree to execute such further instruments and to take all such further action as may reasonably be necessary to carry out the intent of this Agreement.

        (b)   **Notices**. Any notice required or permitted hereunder shall be given in writing and shall be via electronic mail (or mailed by registered or certified mail, postage prepaid) addressed:

        (i)   if to Investor, at Investor's electronic mail address (or mailing address) as provided by Investor through the Platform and set forth in this Agreement, as may be updated in accordance with the provisions hereof;

        (ii)   if to any other holder of Flash Convertible Securities or any Conversion Shares, at such electronic mail address (or mailing address) as shown in the Company's records, or, until any such holder so furnishes an electronic mail address and mailing address to the Company, then to and at the address of the last holder of such securities for which the Company has contact information in its records; or

(iii) if to the Company, to gabriel@aluguest.com (or, if by mail, the Company's principal executive offices), Attn: Chief Executive Officer, or at such other address as the Company shall have furnished to the Flash Investors.

With respect to any notice given by the Company under any provision of the Delaware General Corporation Law or the Charter or Bylaws, Investor agrees that such notice may be given by electronic mail.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given at the earlier of its receipt or 24 hours after the same has been sent by electronic mail (or, if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid).

(c) **Governing Law; Dispute Resolutions**. This Agreement shall be governed in all respects by the internal laws of the State of Delaware, without regard to the conflict of laws principals of such state. Any suit, action or other proceeding arising out of or based upon this Agreement or the Flash Convertible Security shall be subject to the provisions of the Arbitration Agreement which are hereby incorporated herein and made a part of this Agreement by this reference.

(d) **Successors and Assigns**. This Agreement shall inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on transfer herein set forth, shall be binding upon Investor and Investor's heirs, executors, administrators, successors and assigns.

(e) **Entire Agreement**. This Agreement, including the Arbitration Agreement and Exhibits, together with the Flash Convertible Security and the applicable provisions of the Platform Terms of Use, Privacy Policy and Escrow Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and supersede and merge all prior agreements or understandings, whether written or oral.

(f) **Severability**. If one or more provisions of this Agreement are held to be unenforceable under applicable law, portions of such provisions, or such provisions in their entirety, to the extent necessary, shall be severed from this Agreement, and the balance of this Agreement shall be interpreted as if such provisions were so excluded and shall be enforceable in accordance with its terms.

(g) **Amendment and Waiver**. This Agreement may be amended or modified, and the obligations of the Company and the rights of Investor under this Agreement may be waived or terminated, only upon the written consent of the Company, Investor and FlashFunders.

(h) **Expenses**. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement.

(i) **Delays or Omissions**. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, the Flash Convertible Security or the other Subscription

Agreements shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on any party's part of any breach, default or noncompliance under this Agreement, the Flash Convertible Security or the other Subscription Agreements, or any waiver on such party's part of any provisions or conditions of this Agreement, the Flash Convertible Security or the Subscription Agreements, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, the other Subscription Agreements, the Charter, law, or otherwise afforded to any party, shall be cumulative and not alternative.

(j)   **Attorneys' Fees**. In the event that any suit or action is instituted under or in relation to this Agreement, including, without limitation, to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including, without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

(k)   **Third-Party Beneficiary**. The parties hereto acknowledge and agree that FlashFunders is a direct beneficiary with respect to certain provisions of this Agreement and may rely on and enforce each of such provisions as if it were a party hereto. Except as set forth in the preceding sentence, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person or entities, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

(l)   **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(m)   **Electronic Execution and Delivery**. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via *DocuSign* or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(n)   **Titles and Subtitles**. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

(o)   **Pronouns**. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties hereto has executed this Flash Convertible Security Subscription Agreement as of the day and year set forth below.

INVESTOR:

Name: _____

Date: _____

Address: _____

_____

Telephone: _____

Email: _____

Investment Amount: _____

ACCEPTED:

ALUGUEST INC.

By: _____

Name: Gabriel Bourie

Title: CEO

Acceptance Date: _____

Investment Amount Accepted: $_____

Address: Olazabal 2727 2A
Buenos Aires, Argentina CP1428

Telephone: +549 11 32378276
Email: gabriel@aluguest.com

MUTUAL AGREEMENT TO ARBITRATE AND WAIVER OF CLASS ACTION CLAIMS

THIS MUTUAL AGREEMENT TO ARBITRATE AND WAIVER OF CLASS ACTION CLAIMS (this "**Arbitration Agreement**") is made as of the date set forth on the Company's signature page below, by and between ALUGUEST INC., a Delaware corporation (the "**Company**"), and the "Investor" set forth on the Investor Acceptance page below ("**Investor**"). The words "you" and "your" in this Arbitration Agreement refer to the undersigned Investor and anyone acting on the Investor's behalf including, without limitation, the Investor's family, heirs, agents and assigns.

RECITALS

A.   You and the Company have entered into a Flash Convertible Security Subscription Agreement dated on or after the date of this Agreement (the "**Purchase Agreement**"), and it is a condition to the closing of the sale of the Flash Convertible Security under the Purchase Agreement that you and the Company execute and deliver this Arbitration Agreement.

B.   You and the Company are executing this Arbitration Agreement to obtain the benefit of a speedy, impartial and cost-effective dispute resolution procedure.

AGREEMENT

NOW, THEREFORE, for the right to resolve your claims by arbitration rather than through the courts, you agree with the Company as follows:

1.   **Agreement to Arbitrate**. Except as otherwise expressly provided in this Arbitration Agreement, you and the Company agree to settle by final and binding arbitration any claims and controversies arising out of or relating to your investment in the Company ("**Arbitrable Claims**"), which the Company may have against you or you may have against the Company or any third party (each and every such party is referred to herein as a "**Covered Party**"), including, but not limited to, the following: (a) any claim involving conduct alleged to be in violation of any local, state or federal constitution, regulation, ordinance, statute or common law; (b) any claim for breach of any contract, covenant or duty owed, express or implied (including, without limitation, the Purchase Agreement); and (c) any claim for fraud, misrepresentation, or any other tort.   This Agreement is enforceable under and subject to the Federal Arbitration Act, 9 U.S.C. Sec 1 *et. seq.* (the "**FAA**"). For avoidance of doubt, and not as a limitation, FlashFunders, Inc. and its affiliates and other related or associated persons are intended to be Covered Parties.

2.   **Waiver of Class Action Claims**. **THE PARTIES AGREE THAT THEY MAY BRING CLAIMS AGAINST THE OTHER ONLY IN THEIR RESPECTIVE INDIVIDUAL CAPACITIES, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS, REPRESENTATIVE, OR COLLECTIVE ACTION.**

3.   **Arbitration Procedures**. Arbitration shall be filed with JAMS, Inc. ("**JAMS**"), and heard by one arbitrator (the "**Arbitrator**") in the County in which the Company's registered

office is located in Delaware (unless otherwise agreed by the parties to the arbitration). The arbitration shall be conducted in accordance with the JAMS Comprehensive Arbitration Rules & Procedures (the "**Rules**") in effect at the time the claim is made. The Rules can be found and obtained at http://www.jamsadr.com/rules-comprehensive-arbitration/ or alternatively can be obtained by requesting a copy from the Company. By signing this Agreement, you acknowledge that you have had an opportunity to review the Rules before signing this Agreement. The Arbitrator shall have the authority to order discovery by way of deposition, interrogatory, document production, or otherwise, as the Arbitrator considers necessary to a full and fair exploration of the issues in dispute, consistent with the expedited nature of arbitration. The Arbitrator shall apply, as applicable, federal or Delaware substantive law and law of remedies. The Arbitrator's remedial authority shall be no greater than that available under each statutory or common law theory asserted and is authorized to award any remedy or relief available under applicable law that the Arbitrator deems just and equitable, including any remedy or relief that would have been available to the parties had the matter been heard in a court. The Arbitrator shall have the authority to provide for the award of attorneys' fees and costs if such award is separately authorized by applicable law. The Arbitrator shall issue a written opinion that includes the factual and legal basis for any decision and award, unless the parties agree otherwise. A judgment upon any award rendered by the Arbitrator may be entered in any court having jurisdiction. You, the Company, any other Covered Party that is a party to the arbitration, legal counsel and the Arbitrator shall treat all arbitration proceedings, including any decision, award and opinion in support thereof, as confidential, and the Arbitrator shall issue such orders as are reasonably necessary to maintain such confidentiality. You will be obligated to pay the then-current court filing fee towards the costs of the arbitration and shall not be required to pay any cost or expense of the arbitration that you would not be required to pay if the matter had been heard in a court. The Company shall bear all other costs unique to arbitration in compliance with applicable law.

4. **Claims Not Covered By This Arbitration Agreement**. This Arbitration Agreement does not apply to or cover the following claims related to your investment in the Company: (a) claims brought in a court of competent jurisdiction to compel arbitration under this Arbitration Agreement, to enforce or vacate an arbitration award, or to obtain preliminary, injunctive and/or other equitable relief in support of claims to be prosecuted in an arbitration by any party; (b) any claim by the Company or other Covered Person seeking to enforce or protect, or concerning the validity of, any of their respective intellectual property rights; and (c) any other claim not properly arbitrable under the law or otherwise prohibited by law from being arbitrated.

5. **Survival of Provisions**. This Arbitration Agreement shall continue in effect after your investment in the Company is consummated and shall apply to any arbitrable claim whether it arises or is asserted before, during or after any period in which you hold the Company's securities. You and the Company agree that this Arbitration Agreement can be modified or revoked only by a writing signed by you, the Company, and each other Covered Party against which or whom an arbitrable claim may be asserted hereunder, which specifically states that you, the Company, and such Covered Parties intend to modify or revoke this Arbitration Agreement.

6. **Severability**. If any one or more provisions of this Arbitration Agreement is found, for any reason, invalid, voidable or unenforceable, in whole or in part, with respect to any claim or class of claims, the finding shall in no way affect any other provision of this Arbitration Agreement or the validity or enforcement of the remainder of this Arbitration Agreement, and any provision thus affected shall itself be modified only to the extent necessary to bring the provision within the applicable requirements of the law.

7.   Third-Party Beneficiaries. The parties expressly acknowledge, agree and confirm that each and every Covered Party is an express third-party beneficiary of this Arbitration Agreement, and each such Covered Party shall have and possess all rights and remedies hereunder as if each such Covered Party were an original party hereto.

8.   Electronic Execution and Delivery. A digital reproduction, portable document format ("pdf") or other reproduction of this Arbitration Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via *DocuSign* or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

9.   Sole and Entire Agreement. The parties acknowledge that this Arbitration Agreement constitutes the complete agreement of the parties on the subject matter contained herein, and supersedes any prior or contemporaneous oral or written agreement or understanding on the subject matter contained herein.

10.   Consideration. The parties agree that there is good and valuable consideration for the execution of this Arbitration Agreement, including, but not limited to, the requirement that the agreement to arbitrate all claims is mutual between the parties, and other good and valuable consideration.

ALUGUEST INC.

By:_____

Name: Gabriel Bourie

Title: CEO

Date:_____

INVESTOR'S ACCEPTANCE

The undersigned Investor acknowledges that it has carefully read and understands the foregoing Arbitration Agreement, that it has received the advice of independent counsel with respect to the foregoing Arbitration Agreement, and that it agrees to be bound by and comply with all of its terms. Investor acknowledges that it has entered into this Arbitration Agreement voluntarily and that it is not relying on any representation, oral or written, as to the effect, enforceability or meaning of this Arbitration Agreement, except as specifically set forth in this Arbitration Agreement. THE UNDERSIGNED INVESTOR UNDERSTANDS AND ACKNOWLEDGES THAT BY SIGNING THIS ARBITRATION AGREEMENT, THE COMPANY AND INVESTOR, AND THE OTHER COVERED PARTIES REFERENCED HEREIN, ARE GIVING UP THE RIGHT TO A JURY TRIAL AND TO A TRIAL IN A COURT OF LAW WITH RESPECT TO ANY ARBITRABLE CLAIM ANY OF THEM MAY HAVE AGAINST THE OTHERS. INVESTOR ALSO UNDERSTANDS AND ACKNOWLEDGES THAT, BY SIGNING THIS ARBITRATION AGREEMENT, **THE COMPANY AND INVESTOR EACH EXPRESSLY WAIVE THE RIGHT TO PURSUE ANY ARBITRABLE CLAIM AGAINST THE OTHER AND AGAINST THE OTHER COVERED PARTIES, THROUGH ANY PURPORTED CLASS OR COLLECTIVE ACTION OR OTHER REPRESENTATIVE ACTION.**

INVESTOR:

By:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

Name: ＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

Date:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

EXHIBIT A

FORM OF CONVERTIBLE SECURITY

SCHEDULE OF EXCEPTIONS

<u>Section 5(b)</u>

The Company currently has four convertible promissory notes outstanding that total $90,000.

Details regarding the four notes are as follows:
1. Note 1: $45,000 principal, 6% interest rate, maturity date of November 14, 2016.
2. Note 2: $25,000 principal, 6% interest rate, maturity date of July 30, 2017.
3. Note 3: $10,000 principal, 6% interest rate, maturity date of July 30, 2017.
4. Note 4: $45,000 principal, 6% interest rate, maturity date of July 30, 2017.

Terms of the convertible promissory notes can be provided upon request.

<u>**EXHIBIT C**</u>

CAP TABLE

ALUGUEST Inc. Pro-Forma Capitalization Table

Common Stock, Options & Warrants	Common Shares	Options / Warrants	Fully Diluted	Pct
Denis Gabriel Bourie Corneille	4,223	-	4,223	42.2%
Matias Pablo Perrone	2,000	-	2,000	20.0%
Ocean Verdu	2,200	-	2,200	22.0%
Carolina Bourie Corneille	1,577	-	1,577	15.8%
Available Option Pool	-	-	-	0.0%
Common Stock Total	**10,000**	**-**	**10,000**	**100.00%**

Flash Convertible Security	Cap	Discount	Principal
New Investors*	$3,000,000	30%	$1,100,000

*Notes will convert at the lesser of the implied price per share. Assume the offering maximum is reach.

**The Company currently has four convertible promissory notes outstanding that total $90,000.

Details regarding the four notes are as follows:
1. Note 1: $45,000 principal, 6% interest rate, maturity date of November 14, 2016.
2. Note 2: $25,000 principal, 6% interest rate, maturity date of July 30, 2017.
3. Note 3: $10,000 principal, 6% interest rate, maturity date of July 30, 2017.
4. Note 4: $45,000 principal, 6% interest rate, maturity date of July 30, 2017.

Terms of the convertible promissory notes can be provided upon request.

THIS FLASH CONVERTIBLE SECURITY AND ANY SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

ALUGUEST INC.

FLASH CONVERTIBLE SECURITY

“**Investment Amount**”	“**Date of Issuance**”
$___________________	__________________

THIS CERTIFIES THAT in exchange for payment by _________________________________ (“**Investor**”) of the Investment Amount, ALUGUEST INC., a Delaware corporation (the “**Company**”), hereby issues to Investor this Flash Convertible Security (this “**Flash Convertible Security**”). This Flash Convertible Security is issued pursuant to the Flash Convertible Security Subscription Agreement, dated as of ____________________ (the “**Subscription Agreement**”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Subscription Agreement.

1. <u>**Defined Terms**</u>. As used in this Flash Convertible Security, the following terms shall have the meanings set forth below:

a. “**Accredited Investor Offerings**” means, collectively, the offer and sale of Flash Convertible Securities pursuant to Rule 506(c) and/or Regulation S promulgated under the Securities Act.

b. “**Discount Conversion Price**” means the price per share equal to the lesser of (i) the price obtained by dividing (A) the Valuation Cap by (B) the Company’s Fully Diluted Capitalization as of immediately prior to a Qualified Equity Financing; and (ii) 70% of the price per share paid by the other purchasers of Preferred Stock in such Qualified Equity Financing.

c. “**Family Members**” means a child, stepchild, grandchild, parent, stepparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of an Investor, and shall include adoptive relationships. For the purposes hereof, “**spousal equivalent**” means a cohabitant occupying a relationship generally equivalent to that of a spouse.

d. “**Fully Diluted Capitalization**” means the sum of (i) all shares of the Company’s capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities, excluding the Flash Convertible Securities offered and sold in the Offerings (including this Flash Convertible

1

Security); and (ii) except with respect to conversions of this Flash Convertible Security in connection with a Liquidation Event, all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company.

e.   "**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten public offering of Common Stock registered under the Securities Act.

f.   "**Liquidation Event**" means any of the following: (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital-raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

g.   "**Liquidation Event Payment**" means an amount equal to 100%% the Investment Amount.

h.   "**Maturity Date**" means the date that is 24 months following the Date of Issuance.

i.   "**Maturity Valuation**" means $3,000,000..

j.   "**Offerings**" means, collectively, the Accredited Investor Offerings and the Reg CF Offering.

k.   "**Preferred Stock**" means the Preferred Stock of the Company issued in a Qualified Equity Financing.

l.   "**Qualified Equity Financing**" means a transaction or series of related transactions pursuant to which the Company issues and sells shares of its Preferred Stock for aggregate gross proceeds of at least $500,000 (excluding for such purposes (i) the Investment Amount of this Flash Convertible Security and (ii) all proceeds from the incurrence of indebtedness or the issuance of other convertible securities convertible in connection with such equity financing).

m. "**Reg CF Offering**" means the offer and sale of Flash Convertible Securities pursuant to Section 4(a)(6) of the Securities Act and the rules and regulations promulgated thereunder.

n. "**Securities**" means (i) this Flash Convertible Security, (ii) the Conversion Shares and (iii) any capital stock issued as a dividend or other distribution with respect to or in exchange for or in replacement of the securities referenced in clauses (i) and (ii) above.

o. "**Transfer**" or "**Transferred**" means any direct or indirect transfer, sale, assignment, gift, intervivos transfer, pledge, hypothecation, mortgage or other disposition or encumbrance (whether voluntary or involuntary or by operation of law), including derivative or similar transactions or arrangements whereby a portion or all of the economic interest in, or risk of loss or opportunity for gain with respect to, the Securities is transferred or shifted to another person or entity, the offer to make a sale, transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

p. "**Valuation Cap**" means $3,000,000.

2. **Conversion**.

a. **Liquidation Event**. In the event of a Liquidation Event prior to the conversion of this Flash Convertible Security pursuant to Sections 2(b) or 2(c), at the election of Investor: (i) the Investment Amount shall be converted immediately prior to the consummation of such Liquidation Event into fully paid and non-assessable shares of Common Stock at a price per share equal to the price obtained by dividing (A) the Valuation Cap by (B) the Company's Fully Diluted Capitalization as of immediately prior to the Liquidation Event; or (ii) Investor shall be paid the Liquidation Event Payment, prior and in preference to any distribution of any of the cash or other assets of the Company to holders of the Company's capital stock by reason of their ownership of such stock. At least 10 days prior to the closing of the Liquidation Event, the Company shall notify Investor in writing of the terms of the Liquidation Event.

b. **Qualified Equity Financing**. If a Qualified Equity Financing occurs prior to the conversion of this Flash Convertible Security pursuant to Sections 2(a) or 2(c), then the Investment Amount shall automatically convert into fully paid and non-assessable shares of Common Stock and Preferred Stock at the Discount Conversion Price. The total number of shares issuable upon such conversion shall be determined by dividing (i) the Investment Amount by (ii) the Discounted Conversion Price (the "**Total Number of Shares**"). The Total Number of Shares shall consist of (I) that number of shares of Preferred Stock obtained by dividing (A) the Investment Amount by (B) the price per share paid by other purchasers of the Preferred Stock in such Qualified Equity Financing (the "**Number of Preferred Stock**"); and (II) that number of shares of Common Stock equal to the Total Number of Shares minus the Number of Preferred Stock. Upon such conversion, Investor hereby agrees to execute and deliver to the Company all Financing Documents entered into by other purchasers participating in the Qualified Equity Financing.

c. **Maturity Conversion**. If a Liquidation Event or a Qualified Equity Financing does not occur on or before the Maturity Date, upon the election of Investor, the Investment Amount shall be converted into fully paid and non-assessable shares of Common Stock at a price per share equal to the price obtained by dividing (i) the Maturity Valuation by (ii) the Company's Fully Diluted Capitalization as of immediately prior to such conversion.

d. **No Fractional Shares**. Upon the conversion of this Flash Convertible Security pursuant to this Section 2 (other than pursuant to Section 2(a)(ii)), in lieu of any fractional shares to which Investor would otherwise be entitled, the Company shall pay Investor cash equal to such fraction multiplied by applicable price per share.

e. **Mechanics of Conversion**. Upon the conversion of this Flash Convertible Security, one or more certificates for the number of shares in which Investor is entitled to receive pursuant to this Flash Convertible Security shall be issued by the Company as soon as practicable after such conversion.

3. **Restrictions on Transfer**.

a. **Restrictions on Transfer**. Investor shall not Transfer all or any portion of the Securities unless all of the following are satisfied: (i) such Transfer occurs after the one year anniversary of the date that Investor purchased the Flash Convertible Security; (ii) the transferee thereof has agreed in writing for the benefit of the Company to take and hold such Securities subject to, and to be bound by, the terms and conditions set forth in this Agreement; (iii) Investor shall have given prior written notice (which may be via email or other electronic means, at the discretion of the Company) to the Company of Investor's intention to make such Transfer and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed Transfer, and, if requested by the Company, Investor shall have furnished the Company, at its expense, with an opinion of counsel, reasonably satisfactory to the Company; and (iv) Investor and transferee have complied with any other transfer procedures as may be required by the Company's transfer agent, if any.

b. **Permitted Transfers**. The provisions of Sections 3(a)(i) shall not apply to: (i) Transfers to the Company; (ii) Transfers approved by the Company to persons or entities that are confirmed as "accredited investors" (as defined in Rule 501 promulgated under the Securities Act) by the Company; (iii) Transfers as part of an offering registered with the Securities Exchange Commission; (iv) a Transfer without consideration to Investor's Family Members, to a trust controlled by such Investor or to a trust created for the benefit of such Investor or such Investor's Family Members, (v) if this Flash Convertible Security was purchased in an Accredited Investor Offering, a Transfer not involving a change in beneficial ownership; or (vi) if this Flash Convertible Security was purchased in an Accredited Investor Offering, a Transfer by Investor to (A) a parent, subsidiary or other affiliate of Investor or (B) any of Investor's partners, members or other equity owners, or retired partners, retired members or other equity owners, or to the estate of any of its partners, members or other equity owners or retired partners, retired members or other equity owners.

c.	**Effect of Failure to Comply**. Any Transfer not made in compliance with this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent, if any, and shall not be recognized by the Company.

4.	**Delays or Omissions**. No delay or omission on the part of Investor in exercising any right under this Flash Convertible Security shall operate as a waiver of such right or of any other right of Investor, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion.

5.	**Assignment**. This Flash Convertible Security may not be assigned, by operation of law or otherwise, by the Company without the prior written consent of holders of the Flash Convertible Securities offered and sold in the Offerings holding more than 50% of the outstanding aggregate investment amount of all Flash Convertible Securities offered and sold in the Offerings (the "**Required Investors**").

6.	**No Stockholder Rights**. Investor shall not be entitled, as a Flash Convertible Security holder, to vote or receive dividends or be deemed the holder of the Company's capital stock for any purpose, nor shall anything contained herein be construed to confer upon Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value, consolidation, merger, conveyance, or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until this Flash Convertible Security shall have been converted and the shares convertible upon the terms hereof shall have become deliverable, as provided herein.

7.	**Amendment and Waiver**. Any provision of this Flash Convertible Security may be amended, waived or modified (either generally or in a particular instance, and either retroactively or prospectively) only upon the written consent of the Company and the Required Investors; provided, however, that no such amendment, waiver, modification or consent shall reduce the Investment Amount of this Flash Convertible Security without Investor's written consent. Any amendment, waiver or modification effected in accordance with this Section shall be binding upon Investor and all future holders of this Flash Convertible Security.

8.	**Severability**. If one or more provisions of this Flash Convertible Security are held to be unenforceable under applicable law, portions of such provisions, or such provisions in their entirety, to the extent necessary, shall be severed from this Flash Convertible Security, and the balance of this Flash Convertible Security shall be interpreted as if such provisions were so excluded and shall be enforceable in accordance with its terms.

9.	**Governing Law; Dispute Resolutions**. This Flash Convertible Security shall be governed in all respects by the internal laws of the State of Delaware, without regard to the conflict of laws principals of such state. Any suit, action or other proceeding arising out of or based upon this Flash Convertible Security shall be subject to the provisions of Subscription Agreement.

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IN WITNESS WHEREOF, the Company has executed this Flash Convertible Security as of the Date of Issuance.

ALUGUEST INC.

By:_____

Name: Gabriel Bourie

Title: CEO